UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Healthcare AI Acquisition Corp.
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41145	98-1585450
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 The Green Ste 15614 Dover DE	19901
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 446-0469

N/A

(Former name or former address, if changed since last report)

Approximate Date of Mailing: December 18, 2023

HEALTHCARE AI ACQUISITION CORP.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

December 18, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF HEALTHCARE AI ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Healthcare AI Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about December 18, 2023 to the holders of record at the close of business on December 04, 2023 (the “Record Date”) of the ordinary shares of Healthcare AI Acquisition Corp., a Cayman Islands exempted company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company. The designation of the new members of the Board of Directors is due to additional members joining the sponsor, Atticus Ale, LLC (the “Sponsor”), where Zikang Wu is the managing member.

Effective ten (10) days after the mailing of this Schedule 14f Information Statement (such period of time being referred to herein as the “Waiting Period”), Hao Tian, Yuerong Tang, Zixun Jin, and Zikang Wu will resign from their roles as officers and directors of the Company, and the Company will appoint the following individuals selected by the Buyer as officers and directors (such new directors collectively referred to herein as the “14F Directors”) of the Company:

Name	Age	Title
Jiande Chen	58	Chief Executive Officer and Director
Xiaocheng Peng(1)	34	Chief Financial Officer and Director
Nat Y Chan	36	Independent Director
Stefan Dodov	35	Independent Director
Manuel C. Menendez III	57	Independent Director

(1) Xiaocheng Peng will remain as Chief Financial Officer and Director

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As a result of the foregoing, upon the expiration of the Waiting Period, all of our officers and our entire board of directors will be newly appointed officers and directors. Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The current directors of the Company are Xiaocheng Peng, Hao Tian, Yuerong Tang, Zixun Jin, and Zikang Wu, and Zikang Wu is the current Chief Executive Officer of the Company. For more information about the current directors and officers See “Directors and Executive Officers - Current Directors and Executive Officers.”

Three individuals - Nat Y Chan, Stefan Dodov and Manuel C. Menendez III - will replace Hao Tian, Yuerong Tan and Zixun Jin as the directors of the Company. In addition, Jiande Chen will replace Zikang Wu as Chief Executive Officer of the Company and chairman of the Board, and Xiaocheng Peng will continue as Chief Financial Officer of the Company and a non-independent director. This change in the Company’s Board of Directors and executive officers is expected to occur ten (10) days after the mailing of this Information Statement to the Company’s shareholders. Hao Tian, Yuerong Tang, Zixun Jin, and Zikang Wu resigned as directors with effect from the end of the Waiting Period. Zikang Wu resigned as Chief Executive Officer, with effect from the end of the Waiting Period.

None of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our shareholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 500,000,000 Class A ordinary shares, of which 5,390,599 shares were issued and outstanding. As of the Record Date, our authorized capitalization consisted of 50,000,000 Class B ordinary shares, of which one share is issued and outstanding. The Class A ordinary shares and the Class B ordinary share are collectively referred to as “Ordinary Shares.”

Holders of our Ordinary Shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Ordinary Shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our Ordinary Shares have no preemptive rights to purchase our ordinary shares.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of the Record Date based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of the Company, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our current officers and directors;

●	each of our officers and directors that is expected to hold such offices upon expiration of the Waiting Period;

●	all current officers and directors as a group; and

●	all officers and directors as a group that are expected to hold such offices upon expiration of the Waiting Period.

As of the Record Date, there were 5,390,600 Ordinary Shares issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Ordinary Shares	Approximate Percentage of Outstanding Ordinary Shares
Atticus Ale, LLC	3,184,830	59%
Zikang Wu(2)	3,184,830	59%
Healthcare AI Acquisition LLC	1,613,879	30%
All directors and executive officers as a group (5 individuals) prior to appointment of 14F Directors	3,184,830	59%
All directors and executive officers as a group (5 individuals) after appointment of 14F Directors	-	-

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Healthcare AI Acquisition Corp., 340 East 64th Street Suite 5P, New York , NY 10065.

(2)	Zikang Wu is the managing member of Atticus Ale, LLC, the Sponsor of the Company, and has voting power and investment power with respect to the ordinary shares.

The table above does not include the ordinary shares underlying the private warrants held by the Sponsor or Healthcare AI Acquisition LLC because these securities are not exercisable within 60 days of the Record Date.

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DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:

Name	Age	Position
Zikang Wu	31	Chief Executive Officer, Director and Chairman
Xiaocheng Peng	34	Chief Financial Officer and Director
Hao Tian	31	Independent Director
Zixun Jin	36	Independent Director
Yuerong Tang	24	Independent Director

The experience of our current directors and executive officers is as follows:

Zikang Wu serves as our Chief Executive Officer and a director on our Board. Mr. Wu is the President of Atticus Ale, LLC, the Purchaser in the Sponsor Takeover. He is the founder and has been president of First Cover, Inc., a New York-based risk, compliance, and corporate services provider since April 2021. Additionally, Mr. Wu is the Chief Executive Officer of Tigerless Health, Inc., a leading US direct-to-consumer Insurtech company that he founded in September 2018. Being experienced in strategic planning, operations, and risk management, he assists corporate clients and individual customers in navigating complex insurance policies and cross-border transactions. Mr. Wu holds a Bachelor's degree in accounting and finance from Lehigh University and is certified as an insurance agent and broker by the New York State Department of Financial Services (NYDFS). The Company believes that Zikang Wu is well qualified to serve on our board of directors due to his extensive experience in strategic planning, operations and risk management.

Xiaocheng Peng serves as a director on our Board and is our Chief Financial Officer.  He is the founder and has served as director of Shanghai Dezhi Enterprise Consulting Co., Ltd since September 2022. Previously, he served as the chief financial officer of Orisun Acquisition Corp from December 2019 to November 2020. Mr. Peng has been an investment professional and serves as a director at Everpower International Holdings Co., Ltd since December 2015, focusing on high technology and entertainment. He is experienced in creating strategic plans for target companies, leading due diligence, preparing related investment materials and analysis reports, deal negotiation, and post-investment management. Mr. Peng earned his Master of Business Administration degree from California State University Long Beach in 2015, a Master of Engineering in Environmental Engineering from Oregon State University in 2013, and a bachelor’s degree in Food Safety and Quality from Jilin University in China in 2011. The Company believes that Hao Tian is well qualified to serve on our board of directors due to his extensive experience in finance and technology.

Hao Tian serves as an independent director on our Board.  Hao Tian is a risk manager at Amazon.com, Inc. (“Amazon”) and brings professional experience in due diligence investigation, anti-money laundering, and sanctions compliance. Before joining Amazon in 2021, Mr. Tian was a lead associate at Kroll, LLC (formerly Duff & Phelps), a premier investigation and financial risk advisory firm headquartered in New York, based in its Toronto and Reston offices. He started his career with the corporate security division at the World Bank Group based in Washington D.C. Mr. Tian holds a Master’s degree from Georgetown University’s School of Foreign Service and a Bachelor’s degree in international relations and French studies from Lehigh University. The Company believes that Hao Tian is well qualified to serve on our board of directors due to his extensive experience in financial risk and compliance matters.

 Yuerong Tang serves as an independent director on our Board. Yuerong Tang has been the Operation & Product Manager at Class Over Inc. since 2021, a tech education company in New York. Ms. Tang is also the Product Manager at Fortune Cookie Technologies Inc., a leading fintech company in Silicon Valley. Previously Ms. Tang served as an Economic Consultant at Ju Xing Enterprise Management Consulting Co., Ltd., where she analyzed business operations and providing economic insights. She was a business analyst at Tsingta, a comprehensive cultural and creative industry service provider. Ms. Tang holds a Bachelor's degree in Economics from Fordham University and a Master's degree in Technology Management from New York University. The Company believes that Yuerong Tang is well qualified to serve on our board of directors due to her diverse cultural and consulting experience.

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Zixun Jin serves as an independent director on our Board. Zixun Jin is experienced in operations management and data analysis. He has held the role of Operation Manager at European Dismantler Inc. since 2013, where his role is overseeing operations and implementing effective processes. Prior to his tenure at European Dismantler Inc., Mr. Jin worked as a Data Mining Analyst at Lehigh University, utilizing analytical skills to extract insights from complex datasets. His ability to uncover meaningful patterns and trends within the data contributed to improved decision-making and strategic planning. Mr. Jin holds a Master's degree in Industrial and System Engineering from Lehigh University, as well as a Bachelor's degree in Mechanical Engineering from Hefei University of Technology.. The Company believes that Zixun Jin is well qualified to serve on our board of directors due to his extensive experience in operations management and data analysis.

Appointments of New Directors as part of the Transactions

The Company’s Board of Directors has appointed Nat Y Chan, Stefan Dodov, and Manuel C. Menendez as new members of the Board of Directors, Jiande Chen as Chief Executive Officer and chairman of the Board, to take effect ten (10) days following the mailing of this Information Statement to the Company’s shareholders. Xiaocheng Peng will continue as Chief Financial Officer and a non-independent director.

Upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Association, as the case may be.

The following sets forth information regarding (i) the Company’s new executive officers and (ii) the 14F Directors following the expiration of Waiting Period. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he was selected as an officer or director.

Name	Age	Position
Jiande Chen	58	Chief Executive Officer and 14F Director - Chairman of Board
Xiaocheng Peng	34	14F Director and Chief Financial Officer
Nat Y Chan	36	14F Director
Stefan Dodov	35	14F Director
Manuel C. Menendez III	57	14F Director

The experience of our 14F directors and new executive officers is as follows:

Jiande Chen will serve as our Chief Executive Officer and Chairman of the Board. Mr. Chen has served as a director and Chief Executive Officer since January 2022 at Redwoods Acquisition Corp., a special purpose acquisition company. Mr. Chen has served as the chief executive officer and a director of Alkaid Acquisition Corp., a special purpose acquisition company, since January 2022.  Mr. Chen has served as a non-executive director at IMAX China Holding, Inc. (HKG: 1970) since January 2021 and an independent director at Beijing Cultural Investment Development Group Co., Ltd. (SHA: 600715) since June 2017. Mr. Chen is also a member of the board of directors at TCL-IMAX Entertainment Co., Limited, a joint venture of TCL Corporation and IMAX Corporation. Mr. Chen served as the chief executive officer from August 2011 to December 2019 and the vice chairman from December 2019 to December 2020 of IMAX China Holding, Inc. (HKG: 1970), and led IMAX China to complete its first initial offering on Hong Kong Exchanges. Mr. Chen was previously the Senior Vice President, Chief Representative and General Manager of Sony Pictures Entertainment, China from 2000 to 2011. Mr. Chen received a degree in English Literature from Fudan University in 1982. Mr. Chen received a master’s degree and a Ph.D. degree in Communications from University of Washington in 1987 and 1991, respectively. We believe Mr. Chen is qualified to serve on our board of directors because of his extensive financial, management, and transaction experience, as well as his contacts and relationships.

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Nat Y Chan, will serve as an Independent Director. Mr. Chan, an Australian-educated and qualified Chartered Accountant, brings extensive business and financial governance experience to our board. He has been the Chief Financial Officer of Richemont China, Shanghai, since May 2014, with previous key roles at Burberry (Shanghai) Trading Co. Ltd. and Sac & Co Holding Limited. His board positions include the Board of Directors at Fengmao Trading (Shanghai) Co. Ltd., a Richemont-Alibaba e-commerce joint venture in China. Mr. Chan holds an Executive MBA from the Kellogg School of Business, Northwestern University, and HKUST Business School, and a Bachelor of Economics from Macquarie University, Sydney. We believe Mr. Chan’s expertise in retail, e-commerce, strategic planning, and financial governance significantly contributes to our board's diverse skill set.

Manuel C. Menendez III will serve as an Independent Director. With nearly 40 years of global experience in international business, Mr. Menendez has a proven track record in diverse markets including China, the Asia-Pacific region, the U.S., Europe, and Central and South America. As the Founder, Chief Executive Officer and Director of MCM Group Holdings Ltd. Since July 2015, he specializes in international business development and investments, with a particular focus on cross-border investments, trade negotiations, and market entry strategies. Mr. Menendez was notably the CEO of Great Eastern Development (GED), leading the first U.S.-China Equity Joint Venture for a Fortune 100 company in 1980. His extensive involvement in humanitarian efforts includes serving as a pro bono advisor to the United Nations' WHO and UNEP. Mr. Menendez's vast international experience and commitment to sustainable business practices make him an invaluable asset to our board of directors. We believe Mr. Menendez is qualified to serve on our board of directors based on his international investment experience.

Stefan Dodov will serve as an Independent Director. Previously, Mr. Dodov serves as an independent director of Alkaid Acquisition Corp since January 2022. Since May 2020, Mr. Dodov has served as manager at BCC Global, an experts network and market research provider serving the world’s top investment firms, corporations and consulting firms, and has served as a director since May 2020. Previously, Mr. Dodov was a compliance advisor at AllBright Law Offices from December 2018 to May 2020, corporate counselor and client manager at Junzejun Law Firm from June 2018 to December 2018, and legal compliance consultant at Hawk Consulting from September 2016 to April 2018. Mr. Dodov received a Bachelor of Laws from Ss. Cyril and Methodius University in 2011, a Master of Laws from Ss. Cyril and Methodius University in 2015 and a Master of Laws from The Ohio State University Moritz College of Law in 2016. We believe Mr. Dodov is qualified to serve on our board of directors based on his international legal and compliance experience.

Xiaocheng Peng will continue to serve as a director on our Board and has been our Chief Financial Officer since September 5, 2023. He is the founder and has served as director of Shanghai Dezhi Enterprise Consulting Co., Ltd since September 2022. Previously, he served as the chief financial officer of Orisun Acquisition Corp from December 2019 to November 2020. Mr. Peng has been an investment professional and serves as a director at Everpower International Holdings Co., Ltd since December 2015, focusing on high technology and entertainment. He is experienced in creating strategic plans for target companies, leading due diligence, preparing related investment materials and analysis reports, deal negotiation, and post-investment management. Mr. Peng earned his Master of Business Administration degree from California State University Long Beach in 2015, a Master of Engineering in Environmental Engineering from Oregon State University in 2013, and a bachelor’s degree in Food Safety and Quality from Jilin University in China in 2011. The Company believes that Hao Tian is well qualified to serve on our board of directors due to his extensive experience in finance and technology.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

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Number and Terms of Office of Officers and Directors

Our Board of Directors consists of five members. Pursuant to the amended and restated memorandum and articles of association, all directors shall hold office for a term of two years or until their successors shall have been elected and qualified. Without prejudice to the Company’s power to appoint a person to be a director pursuant to the Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.

Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that, upon their appointments, each of our independent directors, Nat Y Chan, Stefan Dodov and Manuel C. Menendez III, will be an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee, corporate governance and nominating committee and compensation committee are entirely composed of independent directors meeting Nasdaq’s and the SEC’s additional requirements applicable to members of those committees. In addition, our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules, we have established three standing committees - an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a corporate governance and nominating committee, and a compensation committee, each comprised of independent directors. Under Nasdaq listing rule 5615(b)(1), a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements.

Audit Committee

We have established an audit committee of the Board of Directors. Upon their appointments Nat Y Chan, Stefan Dodov and Manuel C. Menendez III will serve as members of our audit committee and Nat Y Chan will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Each such member of our audit committee meets the independent director standard under Nasdaq listing standards and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board of Directors has determined that Nat Y Chan qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●

pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●

meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●

reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee of the Board of Directors. Upon their appointments, Nat Y Chan, Stefan Dodov and Manuel C. Menendez III will each serve as members of our corporate governance and nominating committee and Stefan Dodov will serve as its chairperson. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The corporate governance and nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others.

We have adopted a corporate governance and committee charter, which details the purpose and responsibility of the corporate governance and committee, including:

●

Making recommendations to the Board regarding the size and composition of the Board, establishing procedures for the nomination process and screen and recommending candidates for election to the Board;

●

Recommending for approval by the Board on an annual basis desired qualifications and characteristics for Board membership and with corresponding attributes. Generally, persons to be nominated should (i) have demonstrated notable or significant achievements in business, education or public service; (ii) possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and (iii) have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders;

●	Establishing and administering a periodic assessment procedure relating to the performance of the Board as a whole and its individual members;

●	Developing and recommending to the Board a set of corporate governance principles and practices;

●	Reviewing periodically the Company’s corporate governance principles and practices, the Company’s compliance with these principles and practices, and recommend changes, as appropriate;

●	Overseeing the evaluation of the Company’s management;

●	Overseeing, reviewing and reporting to the Board regarding the Company’s succession planning for the Board, senior management and other key employees; and

●	Periodically reviewing and reassessing the adequacy and scope of this Charter and the Committee’s established processes and procedures and recommending any proposed changes to the Board for approval.

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Compensation Committee

We have established a compensation committee of the Board of Directors. Upon their appointments, Nat Y Chan, Stefan Dodov and Manuel C. Menendez III will each serve as members of our compensation committee and Mr. Menendez will serve as its chairperson. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each member of our compensation committee meets the independent director standard under Nasdaq listing standards and Rule 10C-1 of the Exchange Act applicable to members of the compensation committee.

We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

●

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any is paid by us), evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our Board of Directors with respect to the compensation and any incentive-compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, as a member of the Board of Directors or compensation committee of any entity that has one or more officers serving on our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports filed during the year ended December 31, 2022, during that year, there were no delinquent filers.

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Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). Our Code of Ethics is available on our website. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has to its knowledge been involved in any of the following:

(1)

A petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)

Such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

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i.	Any federal or state securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. Certain of our current directors and incoming 14F Directors hold an interest in the Founder Shares held by the Sponsor. In addition, our Sponsor, officers and directors, and any of their respective affiliates, will be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination.

We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 23, 2021, the Former Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On October 27, 2021, the Former Sponsor surrendered 1,437,500 Class B ordinary shares for no consideration. On December 8, 2021, the Former Sponsor sold an aggregate of 100,000 Founder Shares to the Company’s independent directors for an aggregate purchase price of $300.

On December 14, 2021, the Company consummated its IPO of 21,562,401 HEALTHCARE AI Units, at $10.00 per Unit, generating gross proceeds of $215,624,010. Each Unit consisted of One Class A Ordinary Share and one-half of one redeemable warrant, each whole warrant exercisable to purchase one Class Ordinary Share at a share price of $11.50 per share. Simultaneously with the consummation of the IPO, HEALTHCARE AI consummated the private sale of 11,124,960 private placement warrants at a price of $1.00 per warrant, for an aggregate purchase price of $11,124,960. Each private placement warrant is identical to the warrants included in the units sold in IPO. A total of $219,936,490 from the net proceeds of the sale of the Units in the IPO and the sale of the private placement warrants was placed in a Trust Account.

In connection with the expiration of the overallotment option on January 24, 2022, the Former Sponsor surrendered an additional 359,400 Class B ordinary shares for no consideration. As a result, the Sponsor held 5,390,600 Class B ordinary shares.

On June 8, 2023, the Company entered into a share purchase agreement in connection with the transfer from Healthcare AI Acquisition LLC, (the “Initial Sponsor”) to Atticus Ale, LLC (the “Sponsor”) of 3,184,830 Founder Shares which closed on June 12, 2023 (the “Sponsor Handover”).

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On June 9, 2023, an extraordinary special meeting of shareholders was held by the Company whereby shareholders approved, as a special resolution, the right for the Company to extend the date by which it has to complete a business combination on a month-to-month basis, by depositing into the Company’s Trust Account, the amount of $50,000 for each one-month Extension, and to provide for the right of a holder of the Company’s Class B ordinary shares, $0.0001 par value per share (the “Class B Shares”) to convert into Class A Shares. 19,824,274 Class A shares were tendered for redemption and approximately $208,992,255 (approximately $10.54 per share) was removed from the Company’s trust account to pay such redemptions. Following redemptions, the Company had 1,738,127 Class A Shares outstanding, and approximately $18,323,752 in the Company’s trust account.

On June 29, 2023 the Company issued an aggregate of 5,390,599 Class A Shares to the holders of the Company’s Class B Shares upon the conversion of an equal number of Class B Shares (the “Conversion”). The Class B Shareholders include the Sponsor, the Former Sponsor and four Initial Shareholders. The 5,390,599 Class A Shares issued in connection with the Conversion are subject to the same restrictions as applied to the Class B Shares before the Conversion, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for our initial public offering. Following the Conversion, there were 7,128,726 Class A Shares issued and outstanding and one Class B Share issued and outstanding.

On June 12, 2023, the Company deposited $50,000 into the Trust Account to extend the time to complete a business Combination to July 14, 2023. On July 12, 2023, the Company deposited $50,000 into the Trust Account to extend the time to complete a business Combination to August 14, 2023.

In connection with the shareholders’ vote at a Special Meeting of Shareholders held by the Company on August 11, 2023, 1,146,276 shares were further tendered for redemption. As a result, approximately $12,302,385 (approximately $10.73 per share) was removed from the Company’s Trust Account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company since that date. Immediate following redemptions, the Company had 591,851 Class A Shares outstanding, and one Class B Share outstanding, and approximately $6,352,029 remain in the Company’s Trust Account.

On February 23, 2021, the Former Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2022 or the closing of the IPO. On April 20, 2022, the Company paid $246,766 to the Former Sponsor in full repayment of the promissory note. On June 15, 2023 and July 14, 2023, the current Sponsor loaned the Company a total of $100,000 pursuant to a non-interest bearing and unsecured promissory note amounted to $100,000 that is due upon closing of an initial Business Combination. As a result, the Company extended the time available to the Company to consummate its initial business combination from June 14, 2023 until August 14, 2023. During the three months ended September 30, 2023, the current Sponsor loaned a total of $116,449 to the Company pursuant to a non-interest bearing and unsecured promissory note amount to $150,000 that is due upon closing of an initial Business Combination. As of September 30, 2023 and December 31, 2022, the Company had $216,449 and nil borrowings under promissory note, respectively.

In addition, in order to finance transaction costs in connection with an intended initial Business Combination, the Sponsors or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans amounts out of the proceeds of the Trust Account released to the Company. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans amounts but no proceeds from the Trust Account would be used for the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. As of September 30, 2023 and December 31, 2022, the Company had 7,670 and nil borrowings under the current Sponsor’s Working Capital Loans.

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If any of our officers or directors become aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

At the time of the IPO, the Company entered into the Registration Rights Agreement, pursuant to which the Initial Sponsor, the Company’s then-current directors and officers and the anchor investors are entitled to certain registration rights with respect to the Private Warrants, the warrants issuable upon conversion of working capital loans (if any) and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares, as long as the Prior Sponsor, officers and directors hold any securities covered by the registration agreement. Also at the time of the IPO, the Company entered into the Letter Agreement, pursuant to which the Initial Sponsor and the Company’s then-current directors and officers agreed to (i) vote their shares in favor of an initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and ordinary shares in connection with a shareholder vote to approve certain amendments to our Amended and Restated Memorandum and Articles of Association, as set forth therein, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares, and (iv) certain transfer restrictions on their Founder Shares and Private Warrants. In connection with the Sponsor Handover, each of the current Sponsor, its designees and all current officers and directors signed a joinder agreement to become a party to the Letter Agreement and the Registration Rights Agreement. Upon their appointments to the Board, each of the 14F Directors will also sign such joinder agreement.

Related Party Transaction Policies

The audit committee of our Board adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHCARE AI ACQUISITION CORP.

Dated: December 18, 2023

By:	/s/ Zikang Wu
Zikang Wu
Chief Executive Officer

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